UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Griffon Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

398433102

(CUSIP Number)

VOSS CAPITAL, LLC

3773 Richmond Avenue, Suite 500

Houston, Texas 77046

(281) 770-0379

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS VALUE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,473,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,473,400
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,473,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		203,499
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

203,499
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

203,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,676,899
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,676,899
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,676,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,412,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		421,125
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,412,727
	10	SHARED DISPOSITIVE POWER

421,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,833,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,416,311
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		421,125
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,413,003*
	10	SHARED DISPOSITIVE POWER

421,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,837,436
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

*  Excludes 3,308 Restricted Shares that are currently unvested and do not vest within 60 days of the date hereof.

6

CUSIP No. 398433102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,473,400 Shares beneficially owned directly by Voss Value Master Fund is approximately $40,884,561, including brokerage commissions. The aggregate purchase price of the 203,499 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $5,499,455, including brokerage commissions. The aggregate purchase price of the 1,156,953 Shares held in the Voss Managed Accounts is approximately $31,438,008, including brokerage commissions.

Mr. Cocke acquired 276 Shares in connection with his service as a director of the Issuer and currently holds 3,308 restricted shares (“Restricted Shares”), the vesting of which is subject to Mr. Cocke’s continued service through March 15, 2024.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 5, 2023, certain of the Voss Managed Accounts, of which Voss Capital is the investment manager (the “Selling Shareholders”) entered into an agreement (the “Stock Purchase Agreement”) with the Issuer, pursuant to which the Issuer repurchased 400,000 Shares beneficially owned by the Selling Shareholders, in a private transaction to facilitate redemptions by investors in the Selling Shareholders. The purchase price per Share was $41.8656, for an aggregate purchase price of $16,746,240, and represented a 2% discount from the price of $42.72 of the Shares at the close of trading on September 1, 2023. The Selling Shareholders are affiliates of Voss Capital. Mr. Cocke, the Founder, Chief Investment Officer and Managing Member of Voss Capital, is a member of the Board of Directors of the Issuer (the “Board”). The Stock Purchase Agreement contains customary representations, warranties and covenants of the parties.

The repurchase of the Shares pursuant to the Stock Purchase Agreement was consummated under the Issuer’s Board authorized share repurchase program, and the repurchased shares will be held in treasury. The Audit Committee of the Board, comprised solely of independent directors not affiliated with the Selling Shareholders, approved the transactions contemplated by the Stock Purchase Agreement.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement filed as Exhibit 99.1 to this Amendment No. 3 and is incorporated herein by reference.

7

CUSIP No. 398433102

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,603,921 Shares outstanding, as of July 31, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2023.

A.	Voss Value Master Fund
(a)	As of the date hereof, Voss Value Master Fund beneficially owned 1,473,400 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,473,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,473,400
4. Shared power to dispose or direct the disposition: 0
(c)	Voss Value Master Fund has not entered into any transactions in the Shares during the past 60 days.
B.	Voss Value-Oriented Special Situations Fund
(a)	As of the date hereof, Voss Value-Oriented Special Situations Fund beneficially owned 203,499 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 203,499
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 203,499
4. Shared power to dispose or direct the disposition: 0
(c)	Voss Value-Oriented Special Situations Fund has not entered into any transactions in the Shares during the past 60 days.
C.	Voss GP
(a)	Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 1,473,400 Shares owned by Voss Value Master Fund and (ii) 203,499 Shares owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 1,676,899
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,676,899
4. Shared power to dispose or direct the disposition: 0
(c)	Voss GP has not entered into any transactions in the Shares during the past 60 days.
8

CUSIP No. 398433102

D.	Voss Capital
(a)	As of the date hereof, 1,156,953 Shares were held in the Voss Managed Accounts. Voss Capital, as the investment manager of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 1,473,400 Shares beneficially owned by Voss Value Master Fund and (ii) 203,499 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 2,412,727
2. Shared power to vote or direct vote: 421,125
3. Sole power to dispose or direct the disposition: 2,412,727
4. Shared power to dispose or direct the disposition: 421,125
(c)	Other than in connection with the Stock Purchase Agreement described in Item 4 above, there have been no transactions in securities of the Issuer by Voss Capital or through the Managed Accounts during the past 60 days.
E.	Mr. Cocke
(a)

Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 276 Shares and 3,308 Restricted Shares owned directly by him; (ii) 1,473,400 Shares owned by Voss Value Master Fund, (iii) 203,499 Shares owned by Voss Value-Oriented Special Situations Fund and (iv) 1,156,953 Shares held in the Voss Managed Accounts.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 2,416,311
2. Shared power to vote or direct vote: 421,125
3. Sole power to dispose or direct the disposition: 2,413,003*
4. Shared power to dispose or direct the disposition: 421,125
(c)	Mr. Cocke has not entered into any transactions in the Shares during the past 60 days. Further, other than in connection with the Stock Purchase Agreement described in Item 4 above, there have been no transactions in securities of the Issuer by Voss Capital or through the Managed Accounts during the past 60 days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 5, 2023, the Selling Shareholders and the Issuer entered into the Stock Repurchase Agreement (as defined and described in Item 4), which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

_______________

* Excludes 3,308 Restricted Shares that are currently unvested and do not vest within 60 days of the date hereof.

9

CUSIP No. 398433102

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Stock Purchase Agreement, dated September 5, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 5, 2023).

10

CUSIP No. 398433102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2023

VOSS VALUE MASTER FUND, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.

By:	Voss Advisors GP, LP General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS ADVISORS GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS CAPITAL LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

11